                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005
                         Commission File Number: 1-13368

                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [ x ]        Form 40-F  [   ]
                               ---                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [   ]               No [ x ]
                            ---                    ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to change in the largest shareholder of POSCO according to Financial Supervisory Commission of Korea and Korea
                Stock Exchange Act.

o EXHIBIT 99.1

                   CHANGE IN THE LARGEST SHAREHOLDER OF POSCO

  We hereby inform you of a change in the largest shareholder of POSCO according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act (the 'Company' ). Details are as follows :

  On January 24, 2005, POSCO confirmed and released the change in the largest shareholder of the company in accordance with the shareholders' registry book, which was closed at the end of 2004.

  As of December 31, 2004, the latest record date for the general shareholders' meeting, National Pension Corporation is the largest shareholder of the company holding 3,084,186 shares, 3.54% of our issued common stocks.

  The former largest shareholder of the company, Pohang University of Science and Technology, continues to hold 3.22% stake in POSCO as of December 31, 2004.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        POSCO
                                        ------------
                                        (Registrant)

Date  January 24, 2005                  By  /s/ Cho, Jae-Ku
----------------------------------          ------------------------------------
                                           (Signature)*
*Print the name and title under the         Name: Cho, Jae-Ku
 signature of the signing officer.          Title: General Manager of Finance
                                                   Management Department